September 28, 2011

VIA EDGAR

Mr. Howie Hallock
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549-4720

Re:          American Century Mutual Funds, Inc. (the “Registrant”)
(File Nos. 02-14213; 811-0816)

Dear Mr. Hallock:

Please find below our responses to your comments as discussed during our telephone conversation regarding Post-Effective Amendment No. 128, filed on July 15, 2011, to the Registrant’s registration statement. This filing was made to launch the A, C, R and Institutional Classes of the All Cap Growth Fund (formerly known as the Giftrust Fund).  For your convenience, we restated each of your comments prior to our responses.

Prospectus – Fee Table

1.	Comment: Please add the heading “Shareholder Fees (fees paid directly from your investment)” to the table.

Response:  We have added the heading as requested.

2.	Comment: Please consider moving the parenthetical “(Matured Giftrust only)” to the lead-in paragraph, or in the alternative, as a parenthetical to the row “Maximum Annual Account Maintenance Fee.”

Response: We have added the concept to the parenthetical following “Maximum Annual Account Maintenance Fee.”

Prospectus – Purchase and Sale of Fund Shares

3.	Comment: Please include, via cross-reference or otherwise, the minimum initial investment requirement for a Giftrust account.

Response: We have added a sentence in the “Purchase and Sale of Fund Shares Through a Giftrust” section stating the minimum initial investment amount.

American Century Investments
P.O. Box 410141, 4500 Main Street                                                                  1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141                                                                           americancentury.com

Mr. Howie Hallock
September 28, 2011

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at christy_crossley@americancentury.com or 816-340-3224.

Sincerely,

/s/ Christine J. Crossley
Christine J. Crossley
Assistant Secretary